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                           July 15, 2020

       Frank J. Del Rio
       President and Chief Executive Officer
       Norwegian Cruise Line Holdings Ltd.
       7665 Corporate Center Drive
       Miami, FL 33126

                                                        Re: Norwegian Cruise
Line Holdings Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed July 8, 2020
                                                            File No. 333-239761

       Dear Mr. Del Rio:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Karina
Dorin, Attorney Advisor, at (202) 551-3763 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Sophia Hudson